MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at (Unaudited—in thousands of Canadian dollars)	October 31, 2008 $	April 30, 2008 $

ASSETS Current
Cash and cash equivalents	1,860	2,621
Short-term investments	-	2,997
Amounts receivable	386	294
Government assistance receivable	-	899
Prepaid expenses and deposits	117	134
Total current assets	2,363	6,945
Long-term investments	1	1
Property and equipment	826	977
Intangible assets	485	544
	3,675	8,467

LIABILITIES AND SHAREHOLDERS’ (DEFICIENCY) EQUITY Current
Accounts payable and accrued liabilities	1,685	1,901
Total current liabilities	1,685	1,901

Convertible royalty participation units (note 6)	7,245	6,247
Preferred shares (note 7)	-	-
	8,930	8,148
Shareholders’ (deficiency) equity
Common shares (note 9[a][i])	125,156	125,156
Equity portion of convertible royalty participation units (note 6)	4,554	4,554
Contributed surplus (note 9[a][ii])	8,483	8,091
Deficit	(143,448)	(137,482)
Total shareholders’ (deficiency) equity	(5,255)	319
	3,675	8,467

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended October 31,		Six months ended October 31,
	2008 $	2007 $	2008 $	2007 $
REVENUE Research and development collaboration (note 11)	28	-	28	6
	28	-	28	6
EXPENSES Research and development (note 5) General and corporate Amortization	1,496 1,269 111	1,754 843 117	2,546 2,218 220	3,457 1,830 254
	2,876	2,714	4,984	5,541
Loss before other income (expense)	(2,848)	(2,714)	(4,956)	(5,535)
Other income (expense) Accretion of convertible royalty participation units (note 6) Interest income Foreign exchange gain (loss)	(424) 18 (68)	(425) 127 15	(998) 55 (67)	(846) 270 14
	(474)	(283)	(1,010)	(562)
Loss and comprehensive loss for the period Deficit, beginning of period	(3,322) (140,126)	(2,997) (127,817)	(5,966) (137,482)	(6,097) (124,717)
Deficit, end of period	(143,448)	(130,814)	(143,448)	(130,814)
Basic and diluted loss per common share (note 9[f])	(0.03)	(0.03)	(0.06)	(0.06)
Weighted average number of common shares outstanding (in thousands – note 9[f])	94,464	94,464	94,464	94,464

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended October 31,		Six months ended October 31,
(Unaudited—in thousands of Canadian dollars)	2008 $	2007 $	2008 $	2007 $
OPERATING ACTIVITIES
Loss for the period	(3,322)	(2,997)	(5,966)	(6,097)
Items not affecting cash:
Amortization	111	117	220	254
Stock-based compensation	149	52	330	185
Deferred share units compensation	-	-	62	-
Accretion of convertible royalty participation units and amortization of transaction costs (note 6)	424	425	998	846
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	-	54	22	102
Amounts receivable	(69)	(17)	(92)	(84)
Government assistance receivable	875	(67)	899	(129)
Prepaid expenses and deposits	31	91	17	148
Accounts payable and accrued liabilities	34	213	(211)	224
Cash used in operating activities	(1,767)	(2,129)	(3,721)	(4,551)

FINANCING ACTIVITIES
Proceeds on exercise of warrants	-	-	-	36
Cash provided by financing activities	-	-	-	36

INVESTING ACTIVITIES
Funds from short-term investments	-	4,715	2,975	13,305
Purchase of short-term investments	-	(3,967)	-	(5,677)
Proceeds on disposal of equipment	-	-	-	12
Purchase of property and equipment	(11)	(109)	(15)	(184)
Cash provided by (used in) investing activities	(11)	639	2,960	7,456

(Decrease) increase in cash and cash equivalents	(1,778)	(1,490)	(761)	2,941
Cash and cash equivalents, beginning of period	3,638	7,376	2,621	2,945
Cash and cash equivalents, end of period	1,860	5,886	1,860	5,886

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares for milestone payment	-	-	-	115

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

1.

BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs for the treatment of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at October 31, 2008 had working capital of approximately $0.7 million and an accumulated deficit of approximately $143.4 million. The Company’s current financial resources are expected to be sufficient for operations to February 2009. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater.

The Company has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. On August 11, 2008 the Company announced that it had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a significant shareholder of the Company, to avoid a proxy contest at the Company's annual meeting of shareholders held on October 31, 2008. As part of the agreement, the Company restructured its board of directors and appointed a new President & CEO. Additionally under the agreement DJohnson agreed to provide a standby commitment to take up shares in an aggregate amount equal to a minimum of $1.25 million in a proposed rights offering.

The new board and management are concentrating their efforts on: (i) reducing expenses; (ii) licensing arrangements; and (iii) raising additional capital. Management and the board are planning to obtain additional funds through a rights offering, new licensing arrangements and milestones from existing license agreements, however, the outcome of these matters cannot be predicted at this time. In the first quarter of calendar 2009, the Company is expecting Phase III clinical trial results from OmigardTM – these Phase III results will be a pivotal event in the future of the Company as the results will affect future financing, licensing and milestone opportunities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2008 with the exception of the adoption of the accounting policies described in note 2. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company. In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2008, the Company adopted the following new recommendations of the CICA Handbook:

[a] General Standards of Financial Statements (Section 1400)

The additional requirements of Section 1400 require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. Disclosure requirements pertaining to Section 1400 are contained in note 1.

[b] Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 10.

[c] Financial Instruments – Disclosures (Section 3862)

Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to Section 3862 are contained in note 4.

[d] Financial Instruments – Presentation (Section 3863)

Section 3863 provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard had no impact on the Company’s financial instrument-related presentation disclosures.

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

[b] Goodwill and Intangible Assets (Section 3064)

Effective May 1, 2009, the Company will be required to adopt the requirements of the CICA Handbook Section 3064 – Goodwill and Intangible Assets. Section 3064, which will replace Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company will be assessing the impact that this section will have on its financial position and results of operations.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS

[a]  Financial assets and liabilities

The Company has classified its financial assets and liabilities as follows:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Pharmaceuticals Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares or common shares held by the Company.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

The carrying amounts of the Company’s cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, approximate fair value due to their short-term nature.

The fair value of long term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the convertible royalty participation units at October 31, 2008 is estimated to be approximately $1,900,000 based on the October 31, 2008 closing price of the Company’s common shares of $0.105 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of October 31, 2008. There is no quoted market price for the Company’s convertible royalty participation units.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management

The Company is exposed to certain financial risks, including credit risk, market risk and. liquidity risk

Credit risk. The Company is exposed to credit risk on its cash equivalents, short-term investments, amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties.  At October 31, 2008, the Company’s maximum credit risk exposure is as follows:

Amount $ (000’s)

Cash equivalents	1,363
Short term investments	-
Amounts receivable	386
Government assistance receivable	-
Prepaid expenses and deposits	117
1,866

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. Consequently, management considers the risk of non-performance related to cash equivalents and short term investments to be minimal. The Company’s investment policy is periodically reviewed by the Company’s audit committee.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are refundable sales taxes and costs recoverable under license agreements and the Company expects to collect these amounts.  The aging of amounts receivable at October 31, 2008 is as follows:

Amount $ (000’s)

Current including amounts not billed	85
Past due 30 – 90 days	21
Past due greater than 90 days	280
386

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk: The Company’s cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At October 31, 2008 the Company had approximately $1,363,000 in cash equivalents and no short term investments.

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s San Diego operations and research and development activities incurred in US dollars (“USD”). The Company also incurs some Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. Balances in foreign currencies at October 31, 2008 are as follows:

	USD $ (000’s)	Euro $ (000’s)

Cash and cash equivalents	109	-
Amounts receivable	85	-
Accounts payable and accrued liabilities	(455)	(88)
Net foreign currency exposure	(261)	(88)

A 5% weakening of the Canadian dollar against the USD and the Euro at October 31, 2008 would have increased the loss for the three and six months ended October 31, 2008 by approximately $14,000. A 5% strengthening of the Canadian dollar against the USD and the Euro at October 31, 2008 would have decreased the losses for the three and six months ended October 31, 2008 by approximately $14,000.

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the Company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short term investments available less accounts payable and accrued liabilities. At October 31, 2008 net liquidity is as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

4. FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Liquidity risk (cont’d).

Amount $ (000’s)

Cash and cash equivalents	1,860
Short term investments	-
Accounts payable and accrued liabilities	(1,685)
175

At October 31, 2008 the following are the contractual maturities of the Company’s accounts payable and accrued liabilities:

Amount $ (000’s)

Less than 91 days	1,059
91 days to 1 year	127
Timing of payment controlled by Company (no time specified)	345
Provisions by the Company that may or may not be paid	154
1,685

The Company’s obligation under the convertible royalty participation units (note 6) is not included in the above net liquidity and contractual maturities analyses, as the obligation is  payable from royalties from two of the Company’s license agreements, conversion into the Company’s common shares, or a combination of payments from the royalties and conversion into common shares.

5.

RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. The Company recorded this grant in its accounts payable and accrued liabilities and has reduced this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). At October 31, 2008 $nil (April 30, 2008 - $28,819) of this grant is recorded in the Company’s accounts payable and accrued liabilities. For the three and six months ended October 31, 2008 the Company applied $28,888 ($13,462 for the three and six months ended October 31, 2007) against research and development expenses. As a condition of the MJFF grant award agreement, the Company provided Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $ (000’s)	Equity Component $ (000’s)

Balance, April 30, 2008	29,465	6,247	4,554
Accretion of royalty obligation	-	978	-
Amortization of transaction costs	-	20	-
Balance, October 31, 2008	29,465	7,245	4,554

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

6.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (net of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants).

The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred transaction costs are being amortized on the same basis as the convertible royalty participation units, using the effective interest method.

For the three and six months ended October 31, 2008, the accretion of the convertible royalty participation units amounted to $415,811 and $978,421, respectively ($453,903 and 862,108, respectively for the three and six months ended October 31, 2007) and the amortization of deferred transaction costs amounted to $8,412 and $19,794, respectively ($13,146 and ($16,508), respectively for the three and six months ended October 31, 2007).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

7.

PREFERRED SHARES

	Number of Shares (000’s)	Amount $ (000’s)
Series A
Balance April 30, 2008 and October 31, 2008	300	-

Series B
Balance April 30, 2008 and October 31, 2008	950	-

Series D
Balance April 30, 2008 and October 31, 2008	4,000	-

The 5,250,000 Series A, Series B and Series D preferred shares outstanding at October 31, 2008 (April 30, 2008 – 5,250,000) represent up to US$5,250,000 (April 30, 2008 - US$5,250,000) in potential future milestone payments related to drug development programs and other assets acquired by the Company. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$3.

The 5,250,000 preferred shares outstanding as of October 31, 2008 and April 30, 2008 have been classified as a liability.

8.  COMMITMENTS

[a]

Premises lease agreements

As at October 31, 2008 the Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada:

Year ending April 30	Amount $ (000’s)

2009	148
2010	198
346

The Vancouver office and research premises leases expire December 2009.

Rent expense for the three and six months ended October 31, 2008 amounted to $88,600 and $182,307, respectively ($149,778 and $268,792 for the three and six months ended October 31, 2007, respectively). For the three and six months ended October 31, 2008, this expense has been allocated to: [i] research and development $63,596 and $127,192, respectively ($82,036 and $145,207 for the three and six months ended October 31, 2007); and [ii] general and corporate $25,004 and $55,115, respectively ($67,742 and $123,585 for the three and six months ended October 31, 2007, respectively).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

8.  COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at October 31, 2008 and April 30, 2008, there were no royalties payable.

 [ii]

As at October 31, 2008, the Company has the following commitments to fund expenditures pursuant to research, manufacturing, and service agreements:

Amount $ (000’s)

Less than 1 year	60
1 to 3 years	20
4 to 5 years	1
After 5 years	-
81

Of this amount, approximately $24,000 (US$20,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 7. Maintenance fees payable pursuant to one of these in-licensing agreements is US$5,000 annually (note 13[a]).

[c] Government of Canada Industrial Technologies Office Contribution

Agreement

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada's Industrial Technologies Office (“ITO”). The ITO funding covers approximately 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from ITO of approximately $9,266,000. The amounts of any ITO contributions are recorded by the Company as a reduction in research and development expenses. A royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that the payment of royalties is likely.

The Company has been in discussions to amend the agreement with ITO for various reasons, including technical risks in the MX–2401 manufacturing process development resulting in milestones in the agreement not having been met and more work being required compared to the original work plan in the agreement. As a result of the recent reductions in the Company’s operations further discussions with ITO have occurred regarding the status of the MX-2401 program and the Company’s ability to advance MX-2401 development under the agreement. The Company is unable at this time to predict the outcome of these discussions.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

8.  COMMITMENTS (cont’d)

[c] Government of Canada Industrial Technologies Office Contribution

Agreement (cont’d)

During the period December 3, 2003 through March 31, 2008 we incurred eligible costs of approximately $5,700,000 resulting in approximately $1,480,000 as being the contribution payable by ITO to the Company. As of October 31, 2008 the Company had received approximately $1,133,000 of ITO contributions and based on the current status of the agreement the Company has reversed approximately $347,000 of ITO contributions originally recorded as government assistance receivable. This reversal has resulted in a $347,000 increase in research and development expenses during the three and six months ended October 31, 2008. The Company is not currently recording any ITO contributions as being receivable and these claims, if any, will be recorded in the period they are received or in the period in which they otherwise meet the recognition criteria under generally accepted accounting principles. In the event of a default by the Company under the ITO agreement, ITO may require the Company to repay all or part of the ITO contributions received to date. The ITO contributions, if any, that may be repaid would be accounted for in the period in which it is determined that repayment is likely.

[d]

Employment Contracts and Severance Agreements

During the three months ended October 31, 2008 the Company entered into agreements with the Company’s former President & CEO and other executives in respect of restructuring the severance requirements for such employees. Pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $1,227,000 to such executives. These commitments expire as follows: [i] approximately $920,000 between August 10, 2010 and December 31, 2010; and [ii] approximately $307,000 the later of: December 31, 2010 and six months from termination of the executive’s employment.

9.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2008 and October 31, 2008	94,464	125,156

 [ii]

Contributed surplus

Amount $ (000’s)

Balance, April 30, 2008	8,091
Stock-based compensation (note 9[c])	330
Issuance of deferred share units (note 9[e])	62
Balance, October 31, 2008	8,483

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL (cont’d)

 [b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2008	4,035	0.83
Options granted	3,717	0.16
Options forfeited/expired	(1,538)	(0.85)
Balance, October 31, 2008	6,214	0.42

 [ii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at October 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.09 - 0.13	1,782	0.11	5.3	1,039	0.11
0.14 - 0.20	-	-	-	-	-
0.21 - 0.30	1,555	0.21	4.9	996	0.21
0.31 - 0.45	1,003	0.42	3.1	927	0.41
0.46 - 0.68	837	0.62	4.4	555	0.61
0.69 -1.02	553	0.86	1.1	553	0.86
1.03 -1.53	371	1.11	2.3	371	1.11
1.54 - 2.30	90	1.84	1.5	90	1.84
2.31 - 3.45	3	2.66	0.1	3	2.66
3.46 - 5.18	1	5.03	0.8	1	5.03
5.19 - 6.21	19	5.65	0.5	19	5.65
	6,214	0.42	4.1	4,554	0.49

The stock options expire at various dates between November 8, 2008 and October 21, 2016.

The maximum number of common shares that can be issued as at October 31, 2008 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at October 31, 2008 is 9,286,625 (April 30, 2008 – 7,286,625). On October 31, 2008 shareholders approved a 2,000,000 increase in the number of common shares that can be issued under the Company’s 2006 stock option plan.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

 9.   SHARE CAPITAL (cont’d)

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $148,804 and $330,031 for the three and six months ended October 31, 2008, respectively ($52,218 and $185,636 for the three and six months ended October 31, 2007, respectively) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $16,290 and $47,021, respectively for the three and six months ended October 31, 2008 ($23,964 and $87,659 for the three and six months ended October 31, 2007, respectively) being allocated to research and development and $132,514 and $283,010 for the three and six months ended October 31, 2008, respectively ($28,254 and $97,977 for the three and six months ended October 31, 2007) being allocated to general and corporate. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended October 31,		Six months ended October 31,
	2008	2007	2008	2007
Annualized volatility	79.2%	n/a	78.9%	76.1%
Risk-free interest rate	3.2%	n/a	3.0%	4.5%
Expected life of options in years	5.3	n/a	5.3	5.5
Dividend yield	0.0%	n/a	0.0%	0.0%

The weighted average fair value of stock options granted during the three and six months ended October 31, 2008 was $0.10 and $0.07, respectively ($0.48 for the six months ended October 31, 2007; no options were granted during the three months ended October 31, 2007). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

[i]

Warrants for the purchase of common shares

As at October 31, 2008, the Company had warrants outstanding for the purchase of 10,637,709 (April 30, 2008 - 18,190,301) common shares as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL (cont’d)

[d] Warrants (cont’d)

[i]

Warrants for the purchase of common shares (cont’d)

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

884(1,2)	$0.50	May 3, 2009
9,631(3)	$0.80	December 6, 2011
123(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
10,638	Average = $0.95(5)

[1]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[2]

Issued to the agents as part of the May 2006 royalty unit financing.

[3]

Issued as part of the December 2006 bought deal public offering.

[4]

Assumed as part of the acquisition of MitoKor.

[5]

Weighted average exercise price using closing October 31, 2008 exchange rate of US$1.00 equals $1.2045.

During the six months ended October 31, 2008 warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

[ii]

Warrants for the purchase of units

As at October 31, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2008 - 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008 (note 13[b]). Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[e] Deferred share units

Number of Units (000’s)
Balance, April 30, 2008	160
Issuance of deferred share units	320
Balance, October 31, 2008	480

On September 12, 2006 shareholders of the Company approved a deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

9.

SHARE CAPITAL (continued)

[e] Deferred share units (cont’d)

On May 29, 2008, the Company awarded 320,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $62,400 based on the closing price of the Company’s common shares of $0.195 on the date of award. This expense has been allocated on the same basis as cash compensation resulting in $nil and $62,400 being allocated to general and corporate for the three and six months ended October 31, 2008, respectively ($nil for the three and six months ended October 31, 2007).

The fair value of the 480,000 outstanding deferred share units based on the $0.105 closing price of the Company’s common shares on October 31, 2008 is $50,400 (April 30, 2008 – 160,000 outstanding at $0.23 share price for fair value of $36,800). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at October 31, 2008 and April 30, 2008 with respect to the fair value of the outstanding deferred share units.

[f] Loss per common share

	Three months ended October 31,		Six months ended October 31,
(thousands, except per share amounts)	2008	2007	2008	2007
Numerator: Loss and comprehensive loss for the period	(3,322)	(2,997)	(5,966)	(6,097)
Denominator: Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464

Basic and diluted loss per common share	(0.03)	(0.03)	(0.06)	(0.06)

10.

MANAGEMENT OF CAPITAL

The Company’s objectives in managing capital are to ensure a sufficient liquidity position to finance its research and development activities, clinical trials, corporate administration, working capital and overall capital expenditures. The Company attempts to manage its liquidity to minimize shareholder dilution whenever possible. The Company considers the items included in the consolidated shareholder’s deficiency/equity, cash & cash equivalents, short term investments, amounts receivable, government assistance receivable, preferred shares and the convertible royalty participation units as capital.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

10.

MANAGEMENT OF CAPITAL (cont’d)

Since inception, the Company has financed its liquidity needs primarily through public offerings and private placements of common shares. The Company has also met its liquidity needs through the sale of the royalty participation units and structuring some of its future licensing milestone payments as convertible redeemable preferred shares.  Additionally, the Company has also met its liquidity needs through non-dilutive sources such as licensing fees from partners, interest income, government assistance and grant funding. To meet future requirements, the Company, as necessary, will raise cash or improve liquidity through some or all of the following: public or private equity (note 1) and collaborative and licensing agreements.

The Company is not subject to any externally imposed capital requirements. There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period.

11.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. Substantially all of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $nil (April 30, 2008 - $nil) and $nil (April 30, 2008 - $4,068), respectively, which are located in the United States. During the three and six months ended October 31, 2008, 100% of revenue was derived from one licensee in the United States (no revenue from this licensee for the three and six months ended October 31, 2007). At October 31, 2008, included in amounts receivable is $29,615 (April 30, 2008 - $nil) from this licensee and $37,166 (April 30, 2008 - $31,072) due from another licensee in the United States.

12.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms unless otherwise noted.  During the three and six months ended October 31, 2008, the Company:

[a]  incurred legal fees of $52,398 and $243,341, respectively ($118,031 and $208,008 for the three and six months ended October 31, 2007) inclusive of sales taxes, payable to a law firm where the former Secretary of the Company is a partner (ceased to be Secretary August 12, 2008). Included in accounts payable and accrued liabilities at October 31, 2008, is $28,887 (April 30, 2008 – $118,684) owed to this law firm; and

[b]  recorded legal and other fees of approximately $151,191 inclusive of sales taxes, being claimed for reimbursement by a company owned by the Company’s Chairman. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008 (note 1). The costs are included in accounts payable and accrued liabilities at October 31, 2008. Reimbursement of the costs is intended from new funds to be raised by the Company.

.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2008 (Unaudited—Canadian dollars)

13.

SUBSEQUENT EVENTS

Subsequent to October 31, 2008:

[a]

The Company provided notice to Washington University for the termination of its license agreement with the Company. The license agreement relates to the Company’s MX-4565 program. This termination will reduce the Company’s annual license maintenance fee commitments (note 8[b][iii]) to US$nil after January 2009;

[b]  Warrants to acquire 963,125 units (note 9[d][ii]) expired unexercised at an exercise price of $0.60 per unit;

[c] Amounts receivable of approximately $263,000 were received; and

[d] Options to acquire 290,250 common shares were cancelled or expired at exercise prices ranging from $0.21 to $6.21 (weighted average price $0.44).